May 14, 2004

Investor Services

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com **Canada**
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
The Toronto Stock Exchange
The New York Stock Exchange

Dear Sirs:

Subject: **Goldcorp Inc**.

We confirm that the following English material was sent by pre-paid mail and electronic mail on May 13, 2004, to the registered shareholders of Common Shares of the subject Corporation:

1.   Notice of Annual and General Meeting of Shareholders/Management Information Circular and Proxy Statement
2.   Proxy
3.   Management's Discussion & Analysis/2003 Audited Consolidated Financial Statements
4.   First Quarter Interim Report for the three months ended March 31, 2004
5.   Return Envelope

We further confirm that copies of the above-mentioned material, together with Supplemental Mail List cards, were sent by courier on May 13, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Anneke Kramer
Assistant Account Manager
Stock Transfer Services
(416) 263-9493
(416) 981-9800 Fax

c.c. Goldcorp Inc.